================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                          DUPONT FLOORING SYSTEMS, INC.
                          401(K) AND DUPONT RESIDENTIAL
                       FLOORING SYSTEMS, INC. 401(K) PLAN
                            (FULL TITLE OF THE PLAN)

                          DUPONT FLOORING SYSTEMS, INC.
                        175 TOWNPARK COMMONS - SUITE 400
                             KENNESAW, GEORGIA 30144
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

Pursuant to the requirements of the Securities and Exchange Act of 1934, DuPont Flooring Systems, Inc. has duly caused this Annual Report to be signed by the under signed hereunto duly authorized.

                                            DuPont Flooring Systems 401(k)
                                            Plan and DuPont Residential Flooring
                                            Systems 401(k) Plan

                                            Date: June 27, 2002

                                            By /s/ Nancy Foreman
                                            ------------------------------------
                                                     Nancy Foreman
                                                     Benefits Manager

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Index
--------------------------------------------------------------------------------

                                                                            Page

Financial Statements:

   Report of Independent Accountants                                           1

   Statements of Net Assets Available for Benefits as
    of December 31, 2001 and 2000                                              2

   Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 2001 and 2000                             3

   Notes to Financial Statements                                             4-9

Supplemental Schedule*:

   Schedule I - Schedule of Assets (Held at End of Year)                   10-11


* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

    Report of Independent Accountants

       To the Participants and Administrator of the DuPont Flooring Systems, Inc. 401(k) Plan and
          DuPont Residential Flooring Systems, Inc. 401(k) Plan

     In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

    /s/ PricewaterhouseCoopers
    Hartford, Connecticut

    June 4, 2002

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

                                                       December 31,

                                               2001                2000

Assets

Investments, at fair value                   $ 20,936,556        $ 20,482,285

                                           ---------------     ----------------
Net assets available for benefits            $ 20,936,556        $ 20,482,285
                                           ===============     ================
































   The accompanying notes are an integral part of these financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits


                                                                                           Years Ended
                                                                                          December 31,

                                                                                    2001                2000
Additions to net assets attributed to:
     Investment income:
         Interest                                                                  $   282,831          $   244,965
         Dividends                                                                      32,461               18,720
         Net depreciation in fair value of investments                             (2,398,334)          (1,826,703)
                                                                              -----------------   ------------------
                                                                                   (2,083,042)          (1,563,018)
                                                                              -----------------   ------------------
     Contributions:
         Employer                                                                      982,146              828,654
         Employee                                                                    4,179,382            4,128,895
                                                                              -----------------   ------------------
                                                                                     5,161,528            4,957,549
                                                                              -----------------   ------------------
Total additions                                                                      3,078,486            3,394,531
                                                                              -----------------   ------------------

Deductions from net assets attributed to:

     Benefit payments                                                                2,563,274            1,772,297
     Transaction charge                                                                 21,941               14,220
     Participant loans terminated
         due to withdrawal of participants                                              66,226               68,956
                                                                              -----------------   ------------------
Total deductions                                                                     2,651,441            1,855,473
Change in forfeiture reserve, net                                                       27,226             (17,532)
                                                                              -----------------   ------------------
Net increase                                                                           454,271            1,521,526
Net assets available for benefits at beginning of year                              20,482,285           18,960,759
                                                                              -----------------   ------------------
Net assets available for benefits at end of year                                  $ 20,936,556         $ 20,482,285
                                                                             =================   ==================


   The accompanying notes are an integral part of these financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements

1.   Description of Plan

     The following description of the DuPont Flooring Systems, Inc. 401(k)
     Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreements for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective July 1, 1995 and most recently amended and restated July 26, 2001, retroactively effective January 1, 2001. Non-union employees of DuPont Flooring Systems, Inc. and DuPont Residential Flooring Systems, Inc. (collectively, the "Company") become eligible to participate upon completing 60 days of service and attaining the age of 21. Prior to January 1, 2001, employees became eligible to participate upon completing six months of service and attaining the age of 21. The Plan is subject to the provisions of ERISA.

     Effective February 1, 2000, the Plan was amended to change the name from DuPont Commercial Flooring Systems Inc. 401(k) Plan and DuPont Residential Flooring Systems Inc. 401(k) Plan to DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan.

     Contributions

     Participants may contribute an amount equal to not less than one percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, various pooled separate accounts and two Company common stock accounts as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     Effective February 1, 2000, the Company will make a matching contribution equal to $.30 for each $1.00 contributed by a participant, up to a maximum of seven percent of the participant's compensation. Prior to February 1, 2000, the Company made a matching contribution in an amount equal to $.20 for each $1.00 contributed by a participant, up to a maximum of eight percent of the participant's compensation. The Company may also make discretionary qualified non-elective contributions. Matching Company contributions are recorded monthly. Discretionary qualified nonelective contributions, if any, are recorded annually.

     The Conoco Class B Common Stock is an investment option of the Plan, initiated as a result of a prior stock exchange. Participants were given the option to exchange shares of DuPont Company common stock for an appropriate number of shares of Conoco Class B Common Stock. No additional shares of Conoco Class B Common Stock may be purchased by Plan participants through payroll deductions, fund transfers or the reinvestment of dividends. Dividends earned on Conoco Class B Common Stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their own contributions and the Company's discretionary qualified non-elective contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     Benefit Payments

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

     Participant Loans

     Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.75% to 10.75% and 8.75% to 10.75% for the years ended December 31, 2001 and 2000, respectively).

     Cash Equivalents

     Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2001 are invested in the CIGNA Guaranteed Short-Term Account (formerly "CIGNA Charter Guaranteed Short-Term Account"), which is stated at fair value.

2.   Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain reclassifications have been made to the 2000 amounts to conform with current year presentation.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements

     Investment Valuation

     Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant loans are stated at fair value. The Company common stock accounts are valued at their quoted market price.

3.   Investments

     Investments that represent five percent or more of the Plan's net assets are separately identified below.

                                                                 December 31,

                                                            2001                2000
     CIGNA Guaranteed Income Fund/1/
       interest rates, 4.95%; 5.25%                      $  5,260,739       $  4,332,981
     CIGNA Fidelity Advisor Growth Opportunities Fund
       units, 53,285; 51,298                                2,836,341          3,238,437
     CIGNA Fidelity Contrafund Fund
       units, 38,233; 37,033                                2,909,166          3,259,988
     CIGNA Growth & Income/Multi-Manager Fund/2/
       units, 236,511; 239,337                              2,613,445          3,077,868
     CIGNA INVESCO Dynamics Fund
       units, 50,800; 34,391                                1,154,187          1,168,276
     CIGNA Lifetime40 Fund
       units, 107,031; 113,322                              1,254,399          1,434,654
     DuPont Company Common Stock
       shares, 27,314; N/A                                  1,161,128                N/A


     /1/ formerly "CIGNA Charter Guaranteed Income Fund"
     /2/ formerly "CIGNA Charter Growth & Income Fund"

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements

     Investment Performance

     During the years ended December 31, 2001 and 2000, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:


                                                                       Years Ended
                                                                      December 31,

                                                                   2001            2000
     General Account:
          CIGNA Guaranteed Income Fund                           $    234,533   $    202,257

     Pooled Separate Accounts:
          CIGNA Fidelity Advisor Growth Opportunities Fund           (487,353)      (727,483)
          CIGNA Fidelity Contrafund Fund                             (430,379)      (268,277)
          CIGNA Growth & Income/Multi-Manager Fund                   (417,436)      (188,439)
          CIGNA International Blend/Bank of Ireland Fund/3/          (131,242)       (66,513)
          CIGNA INVESCO Dynamics Fund                                (437,471)      (202,209)
          CIGNA Janus Worldwide Fund                                 (232,364)      (208,305)
          CIGNA Lifetime20 Fund                                        (9,691)        (1,684)
          CIGNA Lifetime30 Fund                                        (5,364)          (461)
          CIGNA Lifetime40 Fund                                       (99,422)       (19,635)
          CIGNA Lifetime50 Fund                                        (2,094)            50
          CIGNA Lifetime60 Fund                                           536            228
          CIGNA S&P 500(R)Index Fund/4/                               (78,096)       (53,739)
          CIGNA TimesSquare Corporate Bond Fund/5/                     30,944         10,791
                                                                 -------------  -------------
                                                                   (2,299,432)    (1,725,676)

     Company Common Stock:
          Conoco Class B Common Stock                                      11        (82,644)
          DuPont Company Common Stock                                 (66,452)           337
                                                                 -------------  -------------
                                                                      (66,441)       (82,307)


     Participant loans                                                 48,298         42,708
                                                                 -------------  -------------

          Net decrease                                           $ (2,083,042)  $ (1,563,018)
                                                                 =============  =============

     /3/ formerly "CIGNA Charter Foreign Stock II Fund"
     /4/ formerly "CIGNA Charter Large Company Stock Index Fund"
     /5/ formerly "CIGNA Charter Corporate Bond Fund"

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------
4. Investment Contracts with Insurance Company

   The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the interest rates specified in the contract which ranged from 5.25% to 4.95% and was 5.25% for the years ended December 31, 2001 and 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic interest rate reset process, approximates contract value.

5. Related-Party Transactions

   Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of DuPont Company Common Stock, the Plan Sponsor, which also qualifies as a party-in-interest. The Plan also holds shares of Conoco Class B Common Stock, a former wholly-owned subsidiary of the Plan sponsor, which also qualifies as a party-in-interest.

6. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7. Tax Status

   The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and
DuPont Residential Flooring Systems, Inc. 401(k) Plan
Notes to Financial Statements
-------------------------------------------------------------------------------


8. Reconciliation of Plan Financial Statements to the Form 5500

   Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9. Forfeitures

   The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated net of forfeitures used. Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $118,578 and $59,573 at December 31, 2001 and 2000, respectively, is available to offset Company contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement.

DuPont Flooring Systems, Inc. 401(k) Plan and              Supplemental Schedule
DuPont Residential Flooring Systems, Inc. 401(k) Plan                 Schedule I
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year) December 31, 2001
-------------------------------------------------------------------------------

                                                           (c)
                      (b)                   Description of investment including                   (e)
          Identity of issue, borrower,       maturity date, rate of interest,      (d)          Current
  (a)        lessor, or similar party        collateral, par or maturity value    Cost           value

   *     Connecticut General Life          CIGNA Guaranteed Income Fund           N/A**       $ 5,260,739
         Insurance Company

   *     Connecticut General Life          CIGNA Fidelity Advisor Growth          N/A**         2,836,341
         Insurance Company                 Opportunities Fund

   *     Connecticut General Life          CIGNA Fidelity Contrafund Fund         N/A**         2,909,166
         Insurance Company

   *     Connecticut General Life          CIGNA Growth & Income/Multi-           N/A**         2,613,445
         Insurance Company                 Manager Fund

   *     Connecticut General Life          CIGNA International Blend/Bank of      N/A**           521,000
         Insurance Company                 Ireland Fund

   *     Connecticut General Life          CIGNA INVESCO Dynamics Fund            N/A**         1,154,187
         Insurance Company

   *     Connecticut General Life          CIGNA Janus Worldwide Fund             N/A**           954,067
         Insurance Company

   *     Connecticut General Life          CIGNA Lifetime20 Fund                  N/A**           149,310
         Insurance Company

   *     Connecticut General Life          CIGNA Lifetime30 Fund                  N/A**           112,420
         Insurance Company

   *     Connecticut General Life          CIGNA Lifetime40 Fund                  N/A**         1,254,399
         Insurance Company

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

DuPont Flooring Systems, Inc. 401(k) Plan and              Supplemental Schedule
DuPont Residential Flooring Systems, Inc. 401(k) Plan                 Schedule I
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2001                                                    (continued)
-------------------------------------------------------------------------------

                                                         (c)
                     (b)                Description of investment including                  (e)
        Identity of issue, borrower,      maturity date, rate of interest,     (d)         Current
  (a)    lessor, or similar party       collateral, par or maturity value      Cost         value

   *    Connecticut General Life        CIGNA Lifetime50 Fund                  N/A**   $    49,422
        Insurance Company

   *    Connecticut General Life        CIGNA Lifetime60 Fund                  N/A**        23,142
        Insurance Company

   *    Connecticut General Life        CIGNA S&P 500(R)Index Fund             N/A**       734,394
        Insurance Company

   *    Connecticut General Life        CIGNA TimesSquare Corporate Bond       N/A**       430,569
        Insurance Company               Fund

   *    National Financial              Conoco Class B Common Stock            N/A**         2,062
        Services Corporation

   *    National Financial              DuPont Company Common Stock            N/A**     1,161,128
        Services Corporation

   *    Plan Participants               Participant Loans                      N/A**       770,544

   *    Connecticut General Life        Cash Equivalents (CIGNA Guaranteed     N/A**           221
        Insurance Company               Short-Term Account)
                                                                                       -----------
        Total                                                                          $20,936,556
                                                                                       ===========

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.